EXHIBIT 14.1

Seagate Technology

Code of Business Conduct and Ethics

Introduction

Seagate Technology (the “Company”) is committed to conducting its business with honesty and integrity. The policies outlined in this Code are designed to ensure that the Company’s employees and officers (“employees”) and members of its board of directors (“directors”) act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. Employees and directors who violate this Code will be subject to disciplinary action.

Employees and directors are expected to read the policies set forth in this Code and ensure that they understand and comply with them. Any questions about the Code or the appropriate course of conduct in a particular situation should be directed to the Company’s General Counsel. Any violations of laws, rules, regulations or this Code should be reported immediately. The Company will not allow retaliation against an employee or director for such a report made in good faith.

Any waiver of the provisions of this Code for executive officers or directors of the Company may be made only by the board of directors or a committee of the board and must be promptly disclosed to shareholders.

Responsibilities

1.	Compliance with laws, rules and regulations

All employees and directors must respect and obey all laws that apply to our business, including state and local laws in the areas in which the Company operates. Any questions as to the applicability of any law should be directed to the Company’s General Counsel.

If a law conflicts with a policy in this Code, employees and directors must comply with the law. If a local custom or policy conflicts with a policy in the Code, employees and directors must comply with the Code.

2.	Insider trading

The Company has a securities trading policy and all employees and directors must abide by its terms. This policy, among other things, provides that employees and directors may not buy or sell shares of the Company when they are in possession of material, non-public information. They also are prohibited from passing on such information to others who might make an investment decision based on it.

Employees and directors also may not trade in stocks of other companies about which they learn material, non-public information through the course of their employment or service. Any questions as to whether information is material or has been adequately disclosed should be directed to the Company’s General Counsel.

3.	Conflicts of interest

A conflict of interest occurs when the private interest of an employee or director interferes – or appears to interfere – in any way with the interests of the Company. Conflicts of interest can occur when an employee or director takes action or has interests that could reasonably be expected to make it difficult to make objective decisions on behalf of the company or to perform his or her duties effectively. Conflicts of interest also arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position with the company. An employee or director will not be deemed to have a conflict of interest solely on the basis of his service on the board of directors of a company that is under common ownership, or has a business relationship, with the Company.

Conflicts of interests are prohibited as a matter of corporate policy. Any employee or director who becomes aware of a conflict or potential conflict, or who has a question about whether a conflict exists, should bring it to the attention of the Company’s General Counsel or the Company’s Chief Executive Officer.

4.	Corporate opportunities

Employees and directors are prohibited from taking for themselves personally any opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees and directors are further prohibited from competing with the Company directly or indirectly. Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality

Employees and directors may learn information about the Company that is not known to the general public or to competitors. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers if disclosed, or information that associates of the Company have entrusted to it.

Employees and directors must maintain the confidentiality of information entrusted to them by the Company or its associates, except when disclosure is authorized or legally mandated. This obligation to protect confidential information does not end when an employee or director leaves the Company. Any questions about whether information is confidential should be directed to the Company’s General Counsel.

6.	Fair dealing

Each employee and director shall endeavor to deal fairly with the Company’s shareholders, competitors, suppliers and employees. No employee or director shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

7.	Protection and proper use of Company assets

Theft, carelessness and waste have a direct impact on the Company’s profitability. Employees and directors have a duty to safeguard Company assets and ensure their efficient use. Company assets should be used only for legitimate business purposes and employees and directors should take measures to ensure against their theft, damage, or misuse.

Company assets include intellectual property such as trademarks, business and marketing plans, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of Company policy.

8.	Recordkeeping

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the matters to which they relate and must conform both to applicable legal requirements and to the Company’s system of internal controls. All assets of the Company must be carefully and properly accounted for. The making of false or misleading records or documentation is strictly prohibited. Unrecorded funds or assets should not be maintained.

The Company complies with all laws and regulations regarding the preservation of records. Records should be retained or destroyed only in accordance with the Company’s document retention policies. Any questions about these policies should be directed to the Company’s General Counsel.

9.	Interaction with public officials

When dealing with public officials, employees and directors must avoid any activity that is or appears illegal or unethical. The giving of gifts, including meals, entertainment, transportation, and lodging, to government officials in the various branches of U.S. government, as well as state and local governments, is restricted by law. Employees and directors must obtain pre-approval from the Company’s General Counsel before providing anything of value to a government official or employee. The foregoing does not apply to personal lawful political contributions.

In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited.

Compliance standards and procedures

No code of business conduct and ethics can replace the thoughtful behavior of an ethical employee or director or provide definitive answers to all questions. Since we cannot anticipate every potential situation, certain policies and procedures have been put in place to help employees and directors approach questions or problems as they arise.

1.	Designated Ethics Officer

The Company’s General Counsel has been designated as the Company’s Ethics Officer with responsibility for overseeing and monitoring compliance with the Code. The Ethics Officer reports directly to the Chief Executive Officer and also will make periodic reports to the Company’s Audit Committee regarding the implementation and effectiveness of this Code as well as the policies and procedures put in place to ensure compliance with the Code.

2.	Seeking Guidance

Employees and directors are encouraged to seek guidance from supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. In most instances, questions regarding the Code should be brought to the attention of the Company’s General Counsel.

3.	Reporting Violations

If an employee or director knows of or suspects a violation of the Code, or of applicable laws and regulations, he or she must report it immediately to the Company’s General Counsel or the Chief Executive Officer. If the situation requires it, the reporting person’s identity will be kept anonymous. The Company does not permit retaliation of any kind for good faith reports of violations or possible violations.

4.	Investigations

Reported violations will be promptly investigated. It is imperative that the person reporting the violation not conduct an investigation on his or her own. However, employees and directors are expected to cooperate fully with any investigation made by the Company into reported violations.

5.	Discipline/Penalties

Employees and directors who violate this Code may be subject to disciplinary action, up to and including discharge. Employees and directors who have knowledge of a violation and fail to move promptly to report or correct it and employees and directors who direct or approve violations may also be subject to disciplinary action, up to and including discharge. Furthermore, violation of some provisions of this Code are illegal and may subject the employee or director to civil and criminal liability.